U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
000-55912
NOTIFICATION OF LATE FILING

[X] Form 10-Q

For the Quarterly Period Ended March 31, 2020

Part I     Registrant Information

Full Name of Registrant:     Royale Energy, Inc.

Address of Principal Executive Office

1870 Cordell Court
Suite 210
El Cajon, CA 92020

Part II     Rules 12b-25(b) and (c)

 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

 (b) The subject Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

Part III     Narrative

The quarterly report of Royale Energy, Inc. (the “Company”) on Form 10-Q for the three months ended March 31, 2020, is due to be filed on May 15, 2020.  The Company’s management needs additional time to complete their review of the Company’s internal controls and procedures, in order to file an accurate quarterly report.  We expect to complete our financial statements and file our Form 10-Q as soon as is reasonably practicable but no later than May 20, 2020.

Part IV     Other Information

 (1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report net income of approximately $384,000 for the first quarter of 2020, compared to a net loss of approximately $3.4 million in the first quarter of 2019.  The increase was primarily due to the gain on investment in RMX as a result of their hedging activities.

Signatures

 Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: May 14, 2020	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Chief Financial Officer and Secretary